SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934

HEALTHWAREHOUSE.COM, INC.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

42227 G202

(CUSIP Number)

Lalit Dhadphale

President and Chief Executive Officer

HealthWarehouse.com, Inc.

100 Commerce Boulevard

Cincinnati, Ohio 45140

Tel.: (513) 618-0911

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  46205P100

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only).
Cape Bear Partners LLC; FEIN (N/A)

(2)	Check the Appropriate Box if a Member of a Group

(a)                                 b)               x

(3)	SEC Use Only

(4)	Source of Funds	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Delaware

Number of	(7)	Sole Voting Power	1,222,468
Shares Bene-
ficially	(8)	Shared Voting Power
Owned by Each
Reporting	(9)	Sole Dispositive Power	1,222,468
Person With
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,222,468

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)	*10.4%

(14)	Type of Reporting Person	OO

*	Percentage calculated on the basis of 11,710,277 shares of common stock issued and outstanding on June 28, 2012.

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Item 5.                    Interest in Securities of the Issuer.

This constitutes Amendment No. 3 (“Amendment No. 3”) to the statement on Schedule 13D filed on behalf of Cape Bear Partners, LLC (the “Reporting Person”), dated and filed May 21, 2009 (the “Statement”), relating to the common stock (the “Common Stock”) of HealthWarehouse.com, Inc. (the “Company” or “Issuer”). The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. This Amendment No. 3 is being filed to report that since the filing of the Statement, a material change occurred in the percentage of the shares of Common Stock beneficially owned by the Reporting Person, as a result of a change in the aggregate number of outstanding shares. Unless specifically amended or modified hereby, the disclosure set forth in the Statement, as previously amended, shall remain unchanged.

I.	Cape Bear Partners LLC

(a)	Aggregate Number: 1,222,468; Percentage: 10.4%.

(b)	Lynn Peppel, as Managing Member of Cape Bear Partners LLC, has sole voting and dispositive power over the shares held by the company. Cape Bear Partners LLC has sole voting and dispositive power over the 1,222,468 shares held by the company.

(c)	Between April 11 and May 22, 2012, the Reporting Person sold a total of 58,572 shares of the Issuer’s common stock in private sale transactions.

(d)	Not Applicable.

(e)	Not Applicable.

[Signature Page Follows]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 30, 2012	CAPE BEAR PARTNERS LLC

	By:	/s/ Lynn Peppel
Lynn Peppel
Managing Member

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